BARCLAYS PLC 6-K

Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT

December 18, 2023

BARCLAYS PLC — INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF RESULTS

On December 11, 2023, Barclays PLC (the “Issuer”) launched an invitation to holders (the “Noteholders”) of the notes set out in the table below (the “Notes”) issued by the Issuer to tender any and all of the Notes for purchase by the Issuer for cash (the “Offer”), subject to applicable offer and distribution restrictions.

Further to such invitation, the Issuer hereby informs the Noteholders that, as of the Expiration Deadline for the Offer (5:00 p.m. (New York City time) on December 15, 2023), the aggregate principal amount of Notes validly tendered and to be accepted for purchase (including US$504,000 of Notes that remain subject to guaranteed delivery procedures) and the Purchase Price of the Notes are as set out in the table below, and each such Noteholder who validly tendered Notes accepted for purchase is entitled to receive the Purchase Price plus any Accrued Interest Payment in cash on the Settlement Date, expected to be December 20, 2023.

Description of the Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Accepted for Purchase	Fixed Spread (Basis Points)	Yield on Reference U.S. Treasury Security	Purchase Price per US$1,000 Principal Amount(1)
4.375% Fixed Rate Subordinated Notes due 2024	06738E AC9 / US06738EAC93	US$1,250,000,000	US$763,648,000	0	5.135%	US$994.59

(1)	Plus Accrued Interest.

The Issuer intends to accept all Notes validly tendered for purchase, subject, among other things, to the relevant Noteholder having tendered for purchase the Minimum Denomination of Notes. All Notes purchased pursuant to the Offer will be cancelled. Notes which have not been validly submitted and accepted for purchase pursuant to the Offer will remain outstanding.

The Offer has now expired and no further Notes can be tendered for purchase.

The Offer remains subject to the conditions and restrictions set out in a tender offer memorandum dated December 11, 2023 (the “Tender Offer Memorandum”) and the related notice of guaranteed delivery. Capitalized terms used and not otherwise defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offer is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: us.lm@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway – Suite 404

New York, New York 10006

United States

Telephone: +1 (212) 430-3774

U.S. Toll Free Number: +1 (855) 654-2014

Fax: +1 (212) 430-3775

Attention: Corporation Actions

Email: contact@gbsc-usa.com

* * *

DISCLAIMER

The Dealer Manager does not take any responsibility for the contents of this announcement. This announcement must be read in conjunction with the Tender Offer Memorandum. No offer to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

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